Exhibit 99.5

Tracey D. Meintjes, P. Eng.
Moose Mountain Technical Services
1975 – 1st Avenue South
Cranbrook, BC, Canada
V1C 6Y3

CONSENT OF QUALIFIED PERSON

I, Tracey D. Meintjes, P.Eng., consent to the public filing of the technical report titled “Preliminary Economic Assessment of the Ixtaca Project” and dated 09 October 2014 (the “Technical Report”) by Almaden Minerals Ltd.

I also consent to any extracts from or a summary of the Technical Report in the September 3rd, 2014 news release of Almaden Minerals Ltd.

I confirm that I have read the September 3rd, 2014 news release filed by Almaden Minerals Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 17th day of October, 2014.

“ORIGINAL SIGNED AND SEALED”

______________________________
Tracey D. Meintjes, P.Eng.
Principal Metallurgical Engineer
Moose Mountain Technical Services